FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

2 June 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 2 June 2005	By:	/s/ STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and General Counsel

Premier Farnell plc

2 June 2005

Results for the first quarter of the financial year ending 29 January 2006 Reported under International Financial Reporting Standards (IFRS).

	Q1 2005/6 £m		Q1 2004/5 £m		Q1 2004/5 £m at CER*

Revenue	196.4		200.3		197.5
Operating profit	17.5		18.8		18.5
Earnings per share	2.3	p	2.5	p	2.4	p

*Constant exchange rates

Key points

•	Year on year sales down 0.4%† in the first quarter

•	Sales in MDD North America flat in subdued markets; Mainland Europe up 6.5% showing further market share gains; UK down 5.1% due to weakening market conditions

•	Profit shortfall in first quarter attributable to BuckHickman InOne
	-	performance across the rest of the Group slightly ahead of the prior year
	-	Contribution from BuckHickman InOne through the rest of the year is expected to be broadly similar to that in the prior year

•	Operating margin of 8.9% (2004/5: 9.4%); gross margin of 40.2% (2004/5: 40.1%)

•	MDD eCommerce sales up 38% over prior year, accounting for 18% of MDD’s sales with steady growth in both eProcurement and through web sites

Commenting on the results, John Hirst, Group Chief Executive said:

“In the first quarter, sales in MDD North America were flat in a subdued market.  In the UK, the market slowed during the period and sales at Farnell InOne were disappointing despite maintaining its active customer base and increasing the number of orders shipped.  We achieved encouraging growth in sales in mainland Europe despite market activity becoming increasingly patchy.

“Although BuckHickman InOne represented a drag on the first quarter profits, this is not expected to repeat in future periods.  Against a difficult market backdrop, the recovery has made headway and it now has a promising pipeline of business opportunities.  Despite more difficult conditions, the rest of the Group has, in aggregate, achieved a profit performance slightly ahead of the first quarter last year when markets were much more buoyant.

“Across MDD, sales via eCommerce channels and to corporate accounts have grown steadily and our preparation for the impending RoHS legislation has also progressed well.  Helped by the flexibility that our systems now give us, we are delivering solutions to customers increasingly tailored to their specific needs.  This capability is helping us increase our active customer base and secure a steady stream of marketing agreements with major electronics suppliers.  Our proposition to electronic design engineers worldwide, a segment that has been a particular focus for the Group over the last three years, is developing well as a result.

“The completion of our major infrastructure investment programme leaves us well placed to trade through difficult market conditions.  Our focus throughout the Group is to drive the pace and increase the effectiveness of our marketing, whilst continuing to keep a tight control on costs.”

† PERCENTAGE CHANGES IN SALES
Comparison of sales for specific periods is affected by three variables:
1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling;
2.	Differences in the number of working days;
3.	Disposal or acquisition of businesses.

Throughout this statement, in order to reflect underlying business performance, percentage changes in sales are based on sales per day for continuing businesses at constant exchange rates and for like periods, unless otherwise stated.

For further information, contact:

John Hirst, Group CEO	Premier Farnell plc	+44 (0) 20 7851 4100
Andrew Fisher, Group Finance Director
James Garthwaite, Group Director, Communications

Richard Mountain	Financial Dynamics (UK)	+44 (0) 20 7269 7291

Andrew Saunders	Taylor Rafferty (NA)	+ 1 212 889 4350

Two conference calls with John Hirst and Andrew Fisher will take place on 2nd June: the first at 8:30am; the second at 4pm UK time (for US investors and followers). To obtain dial-in details please call Richard Mountain (UK or mainland Europe) at Financial Dynamics or Andrew Saunders (US) at Taylor Rafferty on the above numbers. The first call will be recorded and be available on the Group web site later that day.

Premier Farnell’s announcements and presentations are published on the Internet at www.premierfarnell.com, together with business information, the 2005 Annual Report and Accounts, and links to all other Group web sites.

The results for the second quarter of the financial year to 29 January 2006 will be announced on 8 September 2005.

Premier Farnell plc

CHAIRMAN’S STATEMENT ON RESULTS FOR
FIRST QUARTER OF THE YEAR ENDING 29 JANUARY 2006.

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the first quarter ended 1 May 2005.

These are the first results to be reported by the Company in accordance with International Financial Reporting Standards (IFRS).  The impact of IFRS on the Group’s accounting policies and comparative financial results, which have been restated in accordance with IFRS, is given in note 1 to these financial statements and also in the IFRS announcement made on 4 May 2005, a copy of which can be found on the Company’s website.

Note: PERCENTAGE CHANGES IN SALES
Comparison of sales for specific periods is affected by three variables:
1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling;
2.	Differences in the number of working days;
3.	Disposal or acquisition of businesses.

Throughout this statement, in order to reflect underlying business performance, percentage changes in sales are based on sales per day for continuing businesses at constant exchange rates and for like periods, unless otherwise stated.

Financial Results

•     Revenue

Group sales for the quarter were £196.4million (2004/5: £200.3million).  Sales per day decreased 0.4% on the prior year.

The continued weakness of the US dollar against sterling again impacted the Group’s financial results.  At constant exchange rates, the sales decrease in the first quarter was £1.1million.

•     Margins and Operating Profit

The Group’s gross margin for the quarter was 40.2% (2004/5: 40.1%).  Operating profit was £17.5million (2004/5: £18.8million), producing an operating margin of 8.9% (2004/5: 9.4%).  The primary reason for the lower operating profit was a reduction in contribution from BuckHickman InOne of approximately £1.7million.  The contribution from BuckHickman InOne through the rest of the year is expected to be broadly similar to that in the prior year.

At constant exchange rates, the decrease in operating profit compared to the prior year was £1.0million.

•     Interest

The net interest payable for the quarter of £3.2million (2004/5: £3.4million) was covered 5.5 times by operating profit.

Included in finance costs for the quarter is a charge of £2.0million (2004/5: nil) in respect of the Company’s convertible preference shares.  Under IFRS, with effect from 31 January 2005, the preference dividend of £1.7million, together with a £0.3million charge for the amortisation of the implied redemption premium on the preference shares, is included as a finance cost for the first time with no restatement of prior year comparatives.  This is purely an accounting change as a result of IFRS.

•     Profit Before Tax

Reported profit before tax for the quarter was £12.3million and, excluding the finance charge of £2.0million for the Company’s convertible preference shares, profit before tax was £14.3million (2004/5: £15.4million).

•     Earnings per Share

Earnings per share for the first quarter were 2.3p (2004/5: 2.5p).

•     Balance Sheet and Cash Flow

Net cash generated from operations of £13.0million in the quarter was 74% of operating profit (2004/5: £11.5million, 61% of operating profit).  Working capital increased by £9.9million during the quarter.  This included a seasonal increase in receivables of £5.0million and an investment in inventory of £2.4million.  Net cash flow during the quarter was £8.5million (2004/5: £2.8million).  Net debt at the end of the quarter was £297.0million, including £107.0million attributable to the reclassification of the Company’s preference shares as required under IFRS.  Net debt excluding preference shares was £190.0million, compared with £200.7million at 30 January 2005.

Since the period-end, the Group has secured new committed five year bank facilities totalling £200million, replacing existing bank facilities of £120million which were due to mature in mid-2006.  These new facilities also provide sufficient headroom to accommodate the repayment of US$155million Senior Notes, also maturing in mid-2006.  The new facilities carry a lower margin over LIBOR than the facilities being replaced.

Under IFRS, the Group’s consolidated balance sheet shows net assets of £1.0million (30 January 2005: £102.5million) as a result of the requirement to reclassify the convertible preference shares from equity to debt with effect from 31 January 2005.  This is purely an accounting change as a result of IFRS and has no impact on the Group’s ability to pay ordinary dividends or upon its financing arrangements.

Operations

Marketing and Distribution Division (MDD)

MDD comprises: Newark InOne; Farnell InOne; BuckHickman InOne; MCM, an InOne Company and CPC.

	Q1 2005/6 £m	Q1 2004/5 £m	Q1 2004/5 £m at CER*

Revenue	172.3	176.7	174.3
Gross margin%	38.0%	37.9%	37.9%
Operating profit	17.2	18.5	18.3
Return on sales%	10.0%	10.5%	10.5%

*Constant exchange rates

In the quarter, sales were down 1.0% on the prior year.  The primary reason for the lower operating profit was the reduction in contribution from BuckHickman InOne, referred to below.

Gross margin increased year-on-year, but was 0.3% below the level achieved in the second half of 2004/5.  In the Americas, gross margin was 0.7% ahead of the comparative period, due to the wide range of margin improvement measures taken last year, although it showed a reduction of 0.4% compared with the second half of the prior year because of a shift in mix towards corporate account sales which are typically more resilient in a soft market.  Within Europe and Asia Pacific, gross margin was down 0.4% on the prior year level because of the changing customer mix at BuckHickman InOne.  The gross margin at Farnell InOne was similar to that achieved in the prior year, in spite of more aggressive competition in the market place.

eCommerce sales grew strongly during the quarter, up 38% on the prior year.  eCommerce sales accounted for 18% of sales in the Americas and 19% of those in the Europe and Asia Pacific region.  There are now 409 live eProcurement partnerships across the division, up from 378 at the start of the financial year.

The Americas

Newark InOne and MCM, an InOne Company.

	Q1 2005/6 £m	Q1 2004/5 £m	Q1 2004/5 £m at CER*

Revenue	72.7	75.6	72.7
Operating profit	6.6	6.8	6.5
Return on sales%	9.1%	9.0%	8.9%

*Constant exchange rates

In the quarter, whilst sales were flat on the prior year, profits improved (at constant exchange rates) as costs were tightly controlled.  Operating margins rose to 9.1%.

Newark InOne secured a further six eProcurement partnerships with customers during the quarter, including Caterpillar and GE Consumer and Industrial.  Sales through eProcurement partnerships increased 38% as sales to national and global accounts continued to grow in line with expectations, despite the slower market.

Sales over the web grew 21% in the quarter.  The product range available on the web site has been extended by giving customers access to some 17,000 new products introduced through a new strategic partnership with PEI-Genesis, a supplier of military-specification electronic connectors.  Orders are shipped direct from PEI-Genesis’ own inventories.

As a number of States in the US move towards adopting legislation similar to the European RoHS (Restriction of the use of certain Hazardous Substances) legislation, Newark InOne and Farnell InOne have combined expertise in this field.  As a result, Newark InOne launched ‘RoHS Express’, an online information source to help electronic design engineers prepare for the significant industry changes that will occur.

Sales from operations in Brazil continued to grow strongly.

Europe and Asia Pacific

Farnell InOne, BuckHickman InOne and CPC.

	Q1 2005/6 £m	Q1 2004/5 £m	Q1 2004/5 £m at CER*

Revenue	99.6	101.1	101.6
Operating profit	10.6	11.7	11.8
Return on sales%	10.6%	11.6%	11.6%

*Constant exchange rates

Sales were down 1.7% in the quarter against the backdrop of tougher market conditions in the UK and Mainland Europe compared to the first quarter of last year.  Operating profit was adversely affected by a reduction in contribution from BuckHickman InOne of approximately £1.7million.  The contribution from BuckHickman InOne through the rest of the year is expected to be broadly similar to that in the prior year.

Revenue by region	Q1 2005/6 £m	Q1 2004/5 £m	SPD Growth %

UK (including exports)	66.0	69.5	-5.1%
Mainland Europe	26.6	24.5	+6.5%
Asia Pacific	7.0	7.1	+2.2%

In the UK, a single management team is now in place across Farnell InOne and BuckHickman InOne.  Both businesses share system infrastructure and back office services including catalogue production, eCommerce support and procurement.  UK sales through the brands and shared channels of these businesses suffered a decline of 5.1% in the quarter as a result of difficult market conditions.  Early weeks of the second quarter indicate underlying sales running approximately 3% below the comparable period last year.

Whilst Farnell InOne UK maintained its active customer base year-on-year and the average number of orders per day increased during the quarter, the average order value fell, indicative of more cautious customer behaviour.  During the quarter there has been a strong focus on reducing costs and building more focused online and offline marketing campaigns.  Preparation for the impact of the European Union’s RoHS Directive in July 2006 is also progressing well.

BuckHickman InOne now has a solid pipeline of business opportunities.  Marketing activities are being helped by the launch of a new catalogue in May and the launch of BuckHickman InOne’s website in June.

Sales to corporate account customers in the UK continued to grow, up 4.4%.  Following designation of Honeywell as a global customer, Premier Farnell has extended its existing North American agreement with the group for the supply of electronic components to cover all Honeywell’s European locations.  In addition, the BuckHickman InOne industrial product range is now being supplied to Honeywell in mainland Europe.

CPC’s operating margin was maintained at last year’s level, despite a decline in sales of 6.7%.  The management team has been strengthened and a number of actions are underway to revitalize CPC’s proposition in response to the soft market conditions amongst its small business customer base.  These include the sourcing of products that can be sold at more aggressive price points and more active direct mail campaigns.

In mainland Europe, Farnell InOne continued to gain market share as sales rose 6.5% despite increasingly patchy markets.  Monthly growth rates in the period were consistently between 6% and 8% ahead of the prior year.  Performance was flat, or up, in all territories during the quarter, with the strongest growth evident in Italy, Germany and Spain.  This was helped by high levels of service from the Liège distribution centre, a broadened range of stocked product and continued growth amongst corporate accounts.

Across Europe sales via the web grew strongly and in some regions were running at over 40% of total sales by the end of the quarter.  In the quarter, Farnell InOne launched ‘Electronics Design World’, a web site for design engineers in English, French and German.  The objective of the site is to create an online community and the initial reception, from both customers and suppliers, has been encouraging.  A further 25 eProcurement agreements were signed during the quarter and sales via eProcurement agreements and over the web were up 68% and 47%, respectively.

Sales growth in Asia slowed to 4.8% in the quarter.  Global accounts helped deliver strong growth in China, albeit from a low base, whilst softer sales in Singapore and Malaysia held back the region’s overall performance.  During the quarter, a transactional Farnell InOne web site was launched in Japan, following a recent launch in Korea, and the business launched its first catalogue in Thailand.

In Australia, sales were just ahead of those in the prior year in a flat market.

Supplier relationships

As the Group increases its ability to offer marketing services, good progress has been made developing relationships with suppliers.  During the quarter, the Group secured  new exclusive global franchise agreements with two suppliers, KEMET and Sipex.  These types of agreements are expected to increase the attractiveness of Farnell InOne’s and Newark InOne’s proposition to electronic design engineers.

In addition, the latest Farnell InOne catalogue includes some 15,800 new products, including significantly deeper product ranges from two key suppliers, National Semiconductor and Texas Instruments.  Products from both suppliers are now being added weekly to Farnell InOne’s online catalogues across Europe.

The marketing services programme is being extended to more suppliers and, in the quarter, included a European product launch of amplifiers for Analog Devices.

Industrial Products Division (IPD)

	Q1 2005/6 £m	Q1 2004/5 £m	Q1 2004/5 £m at CER*

Revenue	24.1	23.6	23.2
Operating profit	2.7	2.8	2.7
Return on sales%	11.2%	11.9%	11.6%

*Constant exchange rates

Akron Brass

Sales at Akron Brass were up 6.7%.  Whilst the fire truck market was flat, the business continued to grow sales, helped by several new product introductions.  Akron Brass also made progress expanding its presence in the industrial market, securing a $600,000 order for a fire suppression system from the National Cooperative Refining Association (NCRA) in Kansas.

TPC Wire & Cable

TPC achieved sales growth of 10.0%, despite weaker sales in its traditional North American automotive markets.  Sales to new, non-automotive markets were up 50%, illustrating the success of TPC’s diversification plans and strong growth in sales to the Federal Government.

Kent

Sales at Kent declined 1.9% in the first quarter, a better performance than the underlying market.  This was assisted by an agreement to supply Kent’s new abrasive range to General Motor’s French dealer network.  New product launches planned for June are expected to bolster sales performance.

Outlook

In North America, sales at Newark InOne since the end of the quarter have shown growth against a strong performance in the prior year.  The recovery at BuckHickman InOne is making headway and the business now has a solid pipeline of business opportunities.  Swift action has been taken to address the difficult market at CPC.  Our growing marketing capabilities are helping us secure a steady stream of agreements with major electronics suppliers, in turn enhancing our proposition to electronic design engineers.  This is further evidence that the systems and service capabilities that we have in place are now assisting us to pursue our strategy and to unlock opportunities in our markets.

The completion of our major investment programme leaves us well placed to trade through difficult market conditions.  Our focus throughout the Group is to drive the pace and increase the effectiveness of our marketing, whilst also controlling costs.

Sir Peter Gershon
Chairman

2 June 2005

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale.  By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  Actual expenditures made and actions taken may differ materially from the Group’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group.  These factors include, but are not limited to, the effect of legislative and regulatory enactments, the implementation of cost-saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of e-commerce programs and systes and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers’ acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.

Consolidated Profit and Loss Account
For the 13 weeks ended 1st May 2005

	Notes	2005/6 First quarter unaudited £m		2004/5 First quarter unaudited £m		2004/5 Full year unaudited £m

Revenue	2	196.4		200.3		776.7
Cost of sales		(117.5)		(119.9)		(462.2)

Gross profit		78.9		80.4		314.5
Total operating expenses		(61.4)		(61.6)		(242.0)

Operating profit	2	17.5		18.8		72.5
Finance income (interest receivable)		0.1		0.1		0.3
Finance costs
- interest payable		(3.3)		(3.5)		(13.8)
- preference dividend		(1.7)		—		—
- premium on redemption of preference shares		(0.3)		—		—

Total finance costs		(5.3)		(3.5)		(13.8)

Profit before taxation	3	12.3		15.4		59.0
Taxation	4	(3.8)		(4.8)		(14.0)

Profit after taxation		8.5		10.6		45.0
Preference dividend		—		(1.7)		(6.6)

Profit attributable to ordinary shareholders		8.5		8.9		38.4

Earnings per share	5
Basic		2.3	p	2.5	p	10.6	p
Diluted		2.3	p	2.5	p	10.6	p

Consolidated Statement of Recognised Income and Expense
For the 13 weeks ended 1st May 2005

	2005/6 First quarter unaudited £m	2004/5 First quarter unaudited £m	2004/5 Full year unaudited £m

Profit after taxation	8.5	10.6	45.0
Foreign exchange translation differences	0.2	(1.8)	2.2
Actuarial losses on defined benefit pension schemes	—	—	(15.0)
Deferred tax on actuarial losses on defined benefit pension schemes	—	—	5.2

Net gains and losses not recognised in the profit and loss account	0.2	(1.8)	(7.6)

Total recognised income and expense for the period	8.7	8.8	37.4

Consolidated Balance Sheet
As at 1st May 2005

	Notes	1st May 2005 unaudited £m	2nd May 2004 unaudited £m	30th January 2005 unaudited £m

ASSETS
Non-current assets
Property, plant and equipment		67.1	73.8	69.5
Intangible assets		74.6	80.1	76.3
Retirement benefit asset		44.1	55.2	44.3
Deferred tax assets		0.4	4.4	5.0

Total non-current assets		186.2	213.5	195.1

Current assets
Inventories		158.9	163.7	158.1
Trade and other receivables		135.4	139.8	131.4
Cash and cash equivalents	6	34.8	33.4	27.9

Total current assets		329.1	336.9	317.4

LIABILITIES
Current liabilities
Financial liabilities	6	(0.5)	(5.2)	(0.8)
Trade and other payables		(89.7)	(106.5)	(89.3)
Current tax payable		(42.3)	(42.6)	(40.6)
Short-term provisions		(0.1)	(0.1)	(0.1)

Total current liabilities		(132.6)	(154.4)	(130.8)

Net current assets		196.5	182.5	186.6

Non-current liabilities
Financial liabilities	6	(331.3)	(236.8)	(227.8)
Deferred tax liabilities		(21.7)	(26.1)	(22.4)
Retirement and other post-employment benefits		(27.8)	(22.5)	(28.1)
Other provisions		(0.9)	(1.4)	(0.9)

Total non-current liabilities		(381.7)	(286.8)	(279.2)

NET ASSETS		1.0	109.2	102.5

EQUITY
Share capital		18.1	25.7	25.7
Equity element of preference shares		19.9	—	—
Share premium		20.3	20.1	20.2
Capital redemption reserve		0.8	0.8	0.8
Cumulative translation reserve		2.4	(1.8)	2.2
Retained earnings		(60.5)	64.4	53.6

TOTAL EQUITY		1.0	109.2	102.5

Consolidated Reconciliation of Movements in Equity
For the 13 weeks ended 1st May 2005

	Notes	2005/6 First quarter unaudited £m	2004/5 First quarter unaudited £m	2004/5 Full year unaudited £m

Total equity at beginning of period, as previously reported		102.5	101.4	101.4
Implementation of accounting for financial instruments in accordance with IAS 32 and IAS 39:
- reclassification of preference shares as debt	1	(106.3)	—	—
- associated deferred tax		(4.7)	—	—

Total equity at beginning of period, as adjusted		(8.5)	101.4	101.4
Profit after taxation		8.5	10.6	45.0
Net income/(expense) recognised directly in equity		0.2	(1.8)	(7.6)
Ordinary dividends declared		—	—	(32.6)
Preference dividends		—	(1.7)	(6.6)
Ordinary shares issued		0.1	—	0.1
Share-based payments		0.7	0.7	2.8

Total equity at end of period		1.0	109.2	102.5

Summarised Consolidated Statement of Cash Flows
For the 13 weeks ended 1st May 2005

	Notes	2005/6 First quarter unaudited £m	2004/5 First quarter unaudited £m	2004/5 Full year unaudited £m

Cash flows from operating activities
Operating profit		17.5	18.8	72.5
Depreciation and amortisation		5.1	5.3	19.7
Changes in working capital		(9.9)	(12.3)	(19.9)
Other non-cash movements		0.3	(0.3)	0.2

Cash generated from operations		13.0	11.5	72.5
Net interest paid		(0.1)	(0.1)	(13.4)
Dividends paid on preference shares		—	—	(6.6)
Taxation paid		(2.3)	(2.2)	(12.1)

Net cash from operating activities		10.6	9.2	40.4

Cash flows from investing activities
Purchase of business		—	(2.6)	(2.6)
Proceeds from sale of property, plant and equipment		—	0.1	1.0
Purchase of property, plant and equipment		(1.4)	(2.5)	(6.5)
Purchase of intangible assets (computer software)		(0.8)	(1.4)	(6.8)

Net cash used in investing activities		(2.2)	(6.4)	(14.9)

Cash flows from financing activities
Issue of ordinary shares		0.1	—	0.1
New bank loans		—	—	23.0
Repayment of bank loans		—	—	(17.7)
Dividends paid to shareholders		—	—	(32.6)

Net cash used in financing activities		0.1	—	(27.2)

Net increase/(decrease) in cash and bank overdrafts		8.5	2.8	(1.7)

Reconciliation of net debt
Net debt at beginning of period, as previously reported		(200.7)	(201.9)	(201.9)
Implementation of accounting for financial instruments in accordance with IAS 39:
- reclassification of preference shares as debt	1	(106.3)	—	—

Net debt at beginning of period, as restated		(307.0)	(201.9)	(201.9)
Net increase/(decrease) in cash and bank overdrafts		8.5	2.8	(1.7)
Increase in debt		—	—	(5.3)
Premium on redemption of preference shares		(0.3)	—	—
Exchange movement		1.8	(9.5)	8.2

Net debt at end of period	6	(297.0)	(208.6)	(200.7)

Notes

1	Adoption of International Financial Reporting Standards (IFRS)

Premier Farnell adopted IFRS with effect from 31st January 2005. Consequently, these financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

IFRS 1, First Time Adoption of IFRS, requires that most IFRS are applied retrospectively, subject to certain exemptions that can be taken.  Hence, the comparative information included in these financial statements has been restated in accordance with IFRS.  A reconciliation from UK GAAP to IFRS of the profit and loss account for the quarter ended 2nd May 2004, and of the balance sheet as at 2nd May 2004, is included on pages 15 and 16, respectively.  A more detailed explanation of the changes made to the UK GAAP accounting policies disclosed in the Group’s 2005 Annual Report and Accounts are given in the IFRS announcement made by the Company on 4th May 2005.

From 31st January 2005, Premier Farnell implemented the following additional change in accounting policy as a result of adopting IAS 32 and IAS 39, accounting for financial instruments.  This change is applied prospectively from 31st January 2005, and therefore does not affect the comparative information.

Prior to 31st January 2005, convertible, redeemable preference shares were included within shareholders’ funds and the preference dividend shown as a deduction from profit after tax. From 31st January 2005, IFRS requires such preference shares to be split into debt and equity components with the preference dividend being reclassified as a finance cost.  The fair value of the debt element is established on issue of the shares, based on the discounted cash flows of the instrument to the date of maturity, and is then increased each year on a straight line basis through the profit and loss account in order to arrive at the redemption amount payable on maturity of the shares. The equity component is £19.9 million and will only change as and when shares are redeemed.

At 1st May 2005, the debt element of the preference shares was £107.0 million (31st January 2005: £106.3 million). The amortisation charge relating to the implied redemption premium during the quarter ended 1st May 2005 was £0.3 million.

The transition from UK GAAP to IFRS does not change the reported cash flows of the Group.  An IFRS cash flow statement is similar to UK GAAP but presents various cash flows in different categories and in a different order from UK GAAP.  All of the IFRS adjustments noted on pages 15 and 16 net out within cash generated from operations except for the intangible assets reclassification where the cash used to purchase computer software has been reclassified from purchase of plant and equipment to purchase of intangible assets.

IAS 14, Segment Reporting, does not change the Group’s reportable segments from those reported under UK GAAP.  The Group’s business segments under UK GAAP will be the primary reporting segments under IAS 14.

A copy of the Group’s 2005 Annual Report and Accounts and the IFRS announcement are available on the Company’s website at www.premierfarnell.com.

2	Segment information

	2005/6 First quarter unaudited £m	2004/5 First quarter unaudited £m	2004/5 Full year unaudited £m

Revenue
Marketing and Distribution Division
Americas	72.7	75.6	289.8
Europe and Asia Pacific	99.6	101.1	390.2

Total Marketing and Distribution Division	172.3	176.7	680.0
Industrial Products Division	24.1	23.6	96.7

	196.4	200.3	776.7

Operating profit
Marketing and Distribution Division
Americas	6.6	6.8	25.5
Europe and Asia Pacific	10.6	11.7	43.8

Total Marketing and Distribution Division	17.2	18.5	69.3
Industrial Products Division	2.7	2.8	12.9
Head Office costs	(2.4)	(2.5)	(9.7)

	17.5	18.8	72.5

3	Profit before taxation
Profit before taxation is stated after charging/(crediting):

	2005/6 First quarter unaudited £m	2004/5 First quarter unaudited £m	2004/5 Full year unaudited £m

Share-based payments	0.7	0.7	2.8
Defined benefit pension schemes (net)	(0.3)	(0.7)	(2.7)

4	Taxation

The taxation charge includes provision at an effective rate for the period on profit before tax and preference dividend of 27.0% (2004/5: 31.2%), being the estimated effective rate of taxation for the year ending 29th January 2006.

5	Earnings per share

Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period.

Earnings and the weighted average number of shares used in the calculations are set out below.

	2005/6 First quarter unaudited £m	2004/5 First quarter unaudited £m	2004/5 Full quarter unaudited £m

Profit attributable to ordinary shareholders	8.5	8.9	38.4

	Number	Number	Number

Weighted average number of shares	362,703,208	362,644,230	362,664,115
Dilutive effect of share options	259,748	1,452,853	1,042,844

Diluted weighted average number of shares	362,962,956	364,097,083	363,706,959

6	Net debt

	1st May 2005 unaudited £m	2nd May 2004 unaudited £m	30th January 2005 unaudited £m

Cash and cash equivalents	34.8	33.4	27.9
Unsecured loans and overdrafts	(224.8)	(242.0)	(228.6)

Net debt before preference shares	(190.0)	(208.6)	(200.7)
Preference shares (note 1)	(107.0)	—	—

Net debt	(297.0)	(208.6)	(200.7)
Unsecured loans and overdrafts comprise:
Bank overdrafts	0.4	5.1	0.7
Bank loans	23.2	20.0	23.6
7.2% US dollar Guaranteed Senior Notes payable 2006	81.2	87.6	82.4
5.3% US dollar Guaranteed Senior Notes payable 2010	34.6	37.3	35.1
5.9% US dollar Guaranteed Senior Notes payable 2013	83.2	89.8	84.6
Other loans	2.2	2.2	2.2

	224.8	242.0	228.6

Unsecured loans and overdrafts are repayable as follows:
Within one year	0.5	5.2	0.8
Between one and two years	104.5	0.1	106.1
Between two and five years	0.2	107.8	0.2
After five years	119.6	128.9	121.5

	224.8	242.0	228.6

7	Exchange rates
The principal average exchange rates used to translate the Group's overseas profits were as follows:

	2005/6 First quarter	2004/5 First Quarter	2004/5 Full year

US dollar	1.91	1.82	1.84
Euro	1.46	1.49	1.47

Consolidated Profit and Loss Account Reconciliation for the Quarter ended 2nd May 2004
Unaudited

	UK GAAP		IFRS ADJUSTMENTS						IFRS
	(IFRS format)		Goodwill		Share-based payments		Pensions
	£m		£m		£m		£m		£m

Revenue	200.3		—		—		—		200.3
Cost of sales	(119.9)		—		—		—		(119.9)

Gross profit	80.4		—		—		—		80.4
Total operating expenses	(61.4)		0.7		(0.5)		(0.4)		(61.6)

Operating profit	19.0		0.7		(0.5)		(0.4)		18.8
Net finance cost	(3.4)		—		—		—		(3.4)

Profit before taxation	15.6		0.7		(0.5)		(0.4)		15.4
Taxation	(4.9)		—		—		0.1		(4.8)

Profit after taxation	10.7		0.7		(0.5)		(0.3)		10.6
Preference dividends	(1.7)		—		—		—		(1.7)

Profit attributable to ordinary
shareholders	9.0		0.7		(0.5)		(0.3)		8.9

Earnings per share
Basic	2.5	p	0.2	p	(0.1	)p	(0.1	)p	2.5	p
Diluted	2.5	p	0.2	p	(0.1	)p	(0.1	)p	2.5	p

A brief explanation of the significant changes in accounting policies to reflect IFRS is given below.  Full details are included in the Company's IFRS announcement made on 4th May 2005, a copy of which is available on the Company's website.

Goodwill

UK GAAP requires goodwill on acquisitions to be amortised over its estimated useful life.  Under IFRS, goodwill is considered to have an indefinite life and so is not amortised.  Instead, goodwill is subject to an annual test for impairment and is carried at cost less accumulated impairment losses.

Share-based payments

Under UK GAAP, the expense in respect of share options, long-term incentive plans and save as you earn schemes was based on the intrinsic value of the award, being the difference between the exercise price and the market price of the instrument at the date of the award.  Save as you earn schemes were specifically exempt from such a charge.

Under IFRS 2, an expense is recognised for all share-based payments, including save as you earn schemes, over the vesting period.  The expense is based on the fair value of the benefit awarded using option pricing models appropriate for the type of scheme concerned.

Pensions

Under UK GAAP, Premier Farnell accounted for pensions in accordance with SSAP 24 which adopted a profit and loss account driven approach to valuing pensions.  SSAP 24 did not require any pension scheme surpluses or deficits to be included on the balance sheet except when fair valuing pension schemes on acquisitions.

IAS 19 is fundamentally different to SSAP 24 and adopts a balance sheet driven approach with market based measures.  All pension scheme surpluses and deficits are required to be recognised on the balance sheet.  The asset/liability recognised in the balance sheet represents the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.  Changes in actuarial assumptions are recognised in the Statement of Recognised Income and Expense.

Segmental Operating Profit Reconciliation for the Quarter ended 2nd May 2004
Unaudited

	UK GAAP £m	IFRS adjustments £m	IFRS £m

Marketing and Distribution Division
Americas	7.3	(0.5)	6.8
Europe and Asia Pacific
before amortisation of goodwill	11.7	—	11.7
amortisation of goodwill	(0.7)	0.7	—
	11.0	0.7	11.7

Total Marketing and Distribution Division	18.3	0.2	18.5
Industrial Products Division
before amortisation of goodwill	3.0	(0.2)	2.8
amortisation of goodwill	—	—	—
	3.0	(0.2)	2.8
Head Office costs	(2.3)	(0.2)	(2.5)

	19.0	(0.2)	18.8

Consolidated Balance Sheet Reconciliation as at 2nd May 2004
Unaudited

		IFRS ADJUSTMENTS

	UK GAAP (IFRS format)	Goodwill £m	Share-based payments £m	Pensions £m	Taxation £m	Reclassifications £m	Ordinary dividend £m	IFRS

	£m							£m

ASSETS
Non-current assets
Property, plant and equipment	106.4	—	—	—	—	(32.6)	—	73.8
Intangible assets	46.9	0.6	—	—	—	32.6	—	80.1
Retirement benefit asset	83.0	—	—	(27.8)	—	—	—	55.2
Deferred tax assets	—	—	0.6	5.0	—	(1.2)	—	4.4

Total non-current assets	236.3	0.6	0.6	(22.8)	—	(1.2)	—	213.5

Current assets
Inventories	163.7	—	—	—	—	—	—	163.7
Trade and other receivables	139.8	—	—	—	—	—	—	139.8
Cash and cash equivalents	33.4	—	—	—	—	—	—	33.4

Total current assets	336.9	—	—	—	—	—	—	336.9

LIABILITIES
Current liabilities
Financial liabilities	(5.2)	—	—	—	—	—	—	(5.2)
Trade and other payables	(125.7)	—	0.2	0.9	—	—	18.1	(106.5)
Current tax payable	(42.6)	—	—	—	—	—	—	(42.6)
Short-term provisions	—	—	—	—	—	(0.1)	—	(0.1)

Total current liabilities	(173.5)	—	0.2	0.9	—	(0.1)	18.1	(154.4)

Net current assets	163.4	—	0.2	0.9	—	(0.1)	18.1	182.5

Non-current liabilities
Financial liabilities	(236.8)	—	—	—	—	—	—	(236.8)
Deferred tax liabilities	(36.8)	—	0.3	10.6	(1.4)	1.2	—	(26.1)
Retirement and other post-employment benefits	(4.9)	—	—	(17.6)	—	—	—	(22.5)
Other provisions	(1.5)	—	—	—	—	0.1	—	(1.4)

Total non-current liabilities	(280.0)	—	0.3	(7.0)	(1.4)	1.3	—	(286.8)

NET ASSETS	119.7	0.6	1.1	(28.9)	(1.4)	—	18.1	109.2

EQUITY
Share capital	25.7	—	—	—	—	—	—	25.7
Share premium	20.1	—	—	—	—	—	—	20.1
Capital redemption reserve	0.8	—	—	—	—	—	—	0.8
Cumulative translation reserve	—	(0.1)	—	(0.3)	—	(1.4)	—	(1.8)
Retained earnings	73.1	0.7	1.1	(28.6)	(1.4)	1.4	18.1	64.4

TOTAL EQUITY	119.7	0.6	1.1	(28.9)	(1.4)	—	18.1	109.2

A brief explanation of the significant changes in accounting policies to reflect IFRS is given on the prior page and below.  Full details are included in the Company's IFRS announcement made on 4th May 2005, a copy of which is available on the Company's website.

Taxation

Under UK GAAP, deferred taxation is recognised on the basis of timing differences, being the difference between accounting profit and taxable profit.  IFRS requires deferred taxation to be based on temporary differences, being the difference between the carrying value of an asset or liability and its tax base.

Reclassifications

Under UK GAAP, capitalised computer software is included within tangible fixed assets as plant and equipment. Under IFRS, capitalised computer software is recorded as an intangible asset.  There is no profit and loss account impact as a result of this reclassification since, under both UK GAAP and IFRS, computer software is written down over its estimated useful life.

Ordinary dividend

UK GAAP requires ordinary dividends to be accounted for in the period to which they relate.  Under IFRS, proposed ordinary dividends do not meet the definition of a liability until they are approved at the AGM or Board Meeting.